As filed with the Securities and Exchange Commission on August 13, 2002

Registration No. 333-44219

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CONECTIV
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	**51-0377417** (I.R.S. Employer Identification No.)

800 King Street
Wilmington, DE 19801
(Address, including zip code, of registrant's principal executive offices)

ConectivDirect™
(Full title of plan)

Ellen Sheriff Rogers
Secretary
Conectiv
701 Ninth Street, N.W.
Washington, D.C. 20068
(202) 872-3526
(Name, address and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [**X**]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

This Post-Effective Amendment No. 2 is being filed to amend the registration statement (the "Registration Statement") on Form S-3 (File No. 333-44219), pursuant to which Conectiv (the "Registrant") registered 5,000,000 shares of its common stock, $.01 par value ("Conectiv Common Stock"), for offer and sale pursuant to ConectivDirect™, its dividend reinvestment and optional stock purchase plan (the "DRIP").

On August 1, 2002, in accordance with an Agreement and Plan of Merger, dated as of February 9, 2001, among the Registrant, New RC, Inc., now named Pepco Holdings, Inc. ("Pepco Holdings"), and Potomac Electric Power Company ("Pepco"), the Registrant and Pepco combined their businesses by merging with acquisition subsidiaries of Pepco Holdings (the "Merger"). As a result of the Merger, the Registrant and Pepco each have become subsidiaries of Pepco Holdings and the outstanding shares of Conectiv Common Stock and Conectiv Class A Common Stock were converted into the right to receive cash and/or shares of Pepco Holdings common stock. In connection with the Merger, the DRIP is being terminated and is being replaced with a Pepco Holdings, Inc. Shareholder Dividend Reinvestment Plan.

In accordance with its undertaking in the Registration Statement to remove from registration, by means of a post-effective amendment, any of the registered securities that remain unsold at the termination of the offering, the Registrant hereby amends the Registration Statement to remove from registration all shares of Conectiv Common Stock that remained unsold at the time of the Merger.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Post- Effective Amendment No. 2 on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, Delaware, on the 13th day of August, 2002.

CONECTIV

By: T.S. SHAW
         Thomas S. Shaw
         President and Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed below by the following person in the capacities indicated.

Signature	Title	Date
JOHN M. DERRICK, JR. John M. Derrick, Jr.	Chairman of the Board and Chief Executive Officer	August 13, 2002
T.S. SHAW Thomas S. Shaw	President and Chief Operating Officer (principal executive officer)	August 13, 2002
JAMES P. LAVIN James P. Lavin	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	August 13, 2002
D.R. WRAASE Dennis R. Wraase	Director	August 13, 2002

<u>WILLIAM T. TORGERSON</u> 　　William T. Torgerson	Director	August 13, 2002
<u>A.W. WILLIAMS</u> 　　Andrew W. Williams	Director	August 13, 2002